DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com
Carrie J. Hartley carrie.hartley@us.dlapiper.com T 919.786.2007 F 919.786.2200

Via EDGAR

July 7, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street N.E.

Washington, DC 20549

Attn:      Peter McPhun

Robert Telewicz

Stacie Gorman

Pam Long

Re:         EQT Exeter Real Estate Income Trust, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-11

Submitted June 9, 2023

CIK No. 0001946997

Ladies and Gentlemen:

This letter sets forth the response of our client, EQT Exeter Real Estate Income Trust, Inc. (the “Company”), to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the letter dated July 5, 2023, pertaining to Amendment No. 2 to the Draft Registration Statement on Form S-11 (the “Draft Registration Statement”) that was confidentially submitted to the SEC on June 9, 2023. The Company has prepared and submitted herewith the Registration Statement in response to the comments from the Staff. We have included the Staff’s comments below, followed by the Company’s responses thereto.

Amendment No. 2 to Draft Registration Statement on Form S-11

Why do you intend to invest in real estate related securities in addition to real properties?, page 7

1.	We note your disclosure that you intend to hire an institutional investment manager. Please file this agreement in accordance with Item 601(b)(10) of Regulation S-K and identify the manager.

Response: The Company has identified the institutional investment manager in the filing and filed the form of investment management agreement as an exhibit to the Registration Statement.

Prospectus Summary

How do you structure the ownership and operation of your assets?, page 12

2.	We note that you have issued Class A preferred shares. Please revise your summary section to disclose the rights that the individuals holding these preferred shares have, describe the impact of these share on investors in this offering, and add risk factor disclosure as appropriate.

Division of Corporation Finance

U.S. Securities and Exchange Commission

July 7, 2023

Response: The Company has revised the prospectus summary to disclose the rights of the holders of the Class A preferred stock. The terms of the Class A preferred stock mirror those issued by other REITs seeking “accommodation stockholders” in order to qualify as a REIT for tax purposes. Specifically, the shares of Class A preferred stock pay a 10% annual dividend and have a $1,000 per share liquidation preference. The Class A preferred stock may be redeemed at any time in the Company’s discretion by payment of $1,000 per share plus a $50 per share redemption premium in the event of redemption prior to December 31, 2024. The shares of Class A preferred stock have no voting rights, may not block a merger or other major transaction and may not be converted into any other class of security. The Company respectfully submits that the issuance of these shares in order to qualify as a “domestically controlled REIT” would not have any material impact to investors in this offering. The aggregate liquidation preference of these 220 shares is $220,000, which is a fraction of a percent of the minimum offering of $25,000,000. Similarly, the issuance of the Class A preferred stock presents no material risk to investors in this offering.

Compensation, page 126

3.	Please provide a hypothetical example as to how you will calculate the performance participation allocation.

Response: The Company has revised the prospectus to include a hypothetical example of the calculation of the performance participation allocation.

Prior Performance, page 159

4.	Please revise to provide all of the disclosure required by Item 8 of Industry Guide 5. For example only, please disclose the percentage, based on purchase prices, of new, used, or construction properties. See Item 8.A.1.g. of Guide 5.

Response: The Company has revised the prior performance summary to state that approximately 27% of properties represented were development/construction properties and approximately 73% of the properties represented were new and used properties. The Company has provided an aggregated percentage for new and used properties because the Company’s adviser and its affiliates have not historically tracked acquisitions on this basis. As a result, that information is not available to the Company’s adviser and an attempt to reconstruct such information for the 1,380 properties acquired during the time period would entail tremendous effort and expense. While the vast majority of the properties acquired by the prior programs were used properties, certain of the prior programs that acquired value-add assets did acquire new properties. However, the Company respectfully submits that the specific percentage of investments in new properties by the value-add funds is not material to investors in this offering because the Company is not a value-add fund and instead seeks to acquire properties that generate steady and current income at acquisition, which would necessarily be used properties. Other than as discussed above, the Company submits that the prior performance summary complies with the disclosure required by Item 8 of Industry Guide 5, as modified by CF Disclosure Guidance: Topic No. 6.

Notes to consolidated balance sheet

7. Subsequent events, page F-10

5.	Please disclose whether subsequent events were evaluated through the date that the financial statements were issued or if subsequent events were evaluated through the date that the financial statements were available to be issued. We refer you to ASC 855-10-251A and 2 for additional guidance. The subsequent events note for the balance sheets labeled unaudited should also be revised in a similar manner.

Response: The Company has revised the subsequent events footnotes to provide that the Company has evaluated subsequent events through June 9, 2023, the date the financial statements were issued.

Division of Corporation Finance

U.S. Securities and Exchange Commission

July 7, 2023

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at carrie.hartley@us.dlapiper.com or by phone at (919) 786-2007 with any questions or additional comments.

Very truly yours,

DLA PIPER LLP (US)

/s/ Carrie J. Hartley

Carrie J. Hartley